June 6, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Rebekah Lindsey
Barbara C. Jacobs
Matthew Crispino

Re:	Medallia, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 16, 2019
CIK No. 0001540184

Ladies and Gentlemen:

On behalf of our client, Medallia, Inc. (“Medallia” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 24, 2019, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on May 16, 2019 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on May 16, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on May 16, 2019), all page references herein correspond to Amendment No. 2.

Securities and Exchange Commission

June 6, 2019

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1. Please explain further to us your statement that you have “pioneered the automation of the Net Promoter System at scale.” To the extent your platform is not solely reliant on the Net Promoter System (NPS), please revise to ensure that you provide a clear and balanced discussion of how NPS impacts your business and platform. In this regard, it appears that in addition to the Net Promoter Score, your platform also analyzes numerous other forms of data.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 69, 98, and 102 to remove the statement regarding the Company’s pioneering of the automation of the Net Promoter System at scale. The Company initially included this statement to highlight the importance of the NPS to the Company’s early history. However, since the Company today only uses NPS for a small portion of the products and services that it provides to customers, the Company has removed this statement to minimize any potential confusion regarding, and eliminate any undue emphasis on, the importance of the NPS to the Company’s business today.

2.

We note your revised disclosures in response to prior comment 3. Please revise further to explain how you define mobile daily active users for purposes of your calculation, and clarify how a user that logs into both the Mobile 2 and Mobile 3 applications or logs in multiple times during any given day from different mobile devices, is counted. Also, tell us the date of measurement for the 48% currently disclosed and provide comparable data for other periods presented.

The Company respectfully advises the Staff that the 48% engagement metric disclosed in the Registration Statement was measured as of January 29, 2019, and as of April 30, 2019 and May 31, 2019, this metric was 47% and 50%, respectively. Over the past quarter, the Company has refined and improved the accuracy and consistency of its methodology for measuring mobile daily active users and mobile monthly active users. Accordingly, to provide the most up to date and precise measurement of the percentage of mobile monthly active users that use the Company’s mobile applications on a daily basis, the Company has revised the disclosure on pages 2, 5, 98, 103 and 119 to provide the metric as of May 31, 2019. The Company has also updated the disclosure on page 2 to explain, as of this measurement date, (i) how it defines mobile daily active users and (ii) that a user that logs into both the Medallia Mobile 2 and Medallia Mobile 3 applications, or that logs in multiple times during any given day from different mobile devices, is tracked and counted as a single user. The Company believes that, because it has continued to refine its methodology, the most relevant statistic is from May 31, 2019, and that information from January 29, 2019 or April 30, 2019 would not provide meaningful additional information for investors and require different disclosure regarding small methodological differences.

Securities and Exchange Commission

June 6, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 68

3.

We note your response to prior comment 9. Please revise to include your description of what constitutes a large and mid-sized business. In this regard, your reference to large enterprise customers here could potentially be confused with your disclosure of the number of Fortune Global 100 customers in the same paragraph.

The Company respectfully advises the Staff that it has revised the disclosure on page 71 to add a description of what constitutes large and mid-size businesses.

4.

We note your revised disclosures in response to prior comment 8. Please revise to provide the actual percentage of dollar-based net revenue retention for each period presented and discuss any significant fluctuations in such rates.

The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 71, 73, 100 and 107 to provide the actual dollar-based revenue retention rates as of January 31, 2018 and 2019 and April 30, 2018 and 2019. The Company has also added disclosure on page 73 to discuss the relatively higher dollar-based net revenue retention rate as of January 31, 2018 and April 30, 2018.

Key Factors Affecting Our Performance, page 70

5.

Please refer to our prior comment 11. If each subsidiary that is separately invoiced is making its own independent decision to purchase the company’s products and services, explain further why you consider all subsidiaries of a parent company together when calculating your dollar-based net revenue retention rate. In this regard, us how that represents a land and expand strategy for each entity you consider to be a customer and why you believe this method of calculation best represents your land and expand strategy. Further, tell us what the dollar-based net revenue retention rate would be if you considered each invoiced entity separately for the purpose of this calculation and tell us what your customer count would be if your calculations were based on parent company information.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers all subsidiaries and divisions of a parent company together when calculating its dollar-based net revenue retention rate because it views subsidiaries and divisions of its existing parent company customers to be prime candidates for its land and expand sales strategy. As customers deploy and realize the benefits of the Company’s platform, such customers are more likely to recommend or provide a reference for the Company’s products to other subsidiaries or divisions, which is a key component of the Company’s land and expand strategy. The Company’s management views and measures these recommendations and references from affiliated entities the same way, regardless of whether there is a separate billing entity or not; therefore, the Company believes that by excluding those entities that are under the same corporate umbrella, but are separate billing entities, the Company would not be providing a complete picture of the success of its land and expand strategy. The Company has not historically tracked its dollar-based net revenue retention rate for each invoiced entity disaggregated from its parent company, and to do so would require substantial additional effort that the Company believes would not provide an accurate view of its business to investors. The Company respectfully advises the Staff that if its customer count calculations were based on parent company information its customer count would be 295, 350, 304 and 370 as of January 31, 2018 and 2019 and April 30, 2018 and 2019, respectively.

Securities and Exchange Commission

June 6, 2019

Business

Category-Defining Experience Management Platform, page 97

6.

In response to prior comment 16, you revised the disclosure to note that “experiences,” “digital visits,” and “social reviews” are separate measures captured by your platform. Please further revise to explain how you define each of these measures. For example, explain how you distinguish between “experiences” and “digital visits.”

The Company respectfully advises the Staff that it has added disclosure on page 103 to include definitions for each of these measures.

Note 9. Equity Incentive Plans, page F-23

7.

You state in your response to prior comment 21 that in fiscal 2019, the probability of an IPO was between 10-15% and increased to 85-90% by March 2019. Please provide additional information regarding the factors that contributed to the significant increase in fair value between the November 2018 and March 2019 grants. Also, tell us what IPO probability was used in the November 2018 valuation and explain how the hiring of new executive management and commencement of the IPO readiness process during such period factored into such assumption.

The Company respectfully advises the Staff of the following additional information regarding factors that contributed to the significant increase in fair value between the November 2018 and March 2019 grants. In addition, the Company has provided information about the IPO probability that was used in the November 2018 valuation along with an explanation of how the hiring of new executive management and commencement of the IPO readiness process during such period factored into such assumption.

The table below outlines material events that occurred in the second half of fiscal year 2019 and the first quarter of fiscal year 2020.

Timeline	Commentary

October 2018	The Company’s co-founders and members of the board of directors, Amy Hald and Borge Hald, sold approximately 1.6 million shares of common stock to both existing and new investors at a price of $6.26 per share (the “Stock Sales”), consistent with the Company’s common stock valuation as of that date.

Securities and Exchange Commission

June 6, 2019

November 2018

The Company’s board of directors determined the fair value of common stock, with inputs from management and contemporaneous valuations provided by an independent third-party valuation firm, and utilized a combination of the Option Pricing Method and the Probability Weighted Expected Return Method. Specifically, the Company utilized two scenarios, an IPO scenario and a scenario assuming continued operation as a private entity. In November 2018, the IPO probability was determined to be 10 percent.

The IPO probability was determined to be 10 percent because:

•  The Company had just recently had significant executive management changes;

•  The Company had not commenced IPO readiness procedures;

•  No meetings with underwriters had occurred; and

•  The Company’s board of directors had not determined to proceed with an IPO.

The Company’s board of directors determined that the fair value of the Company’s common stock for purposes of granting equity awards was $6.73 per share, which was reasonable in light of the Stock Sales in the prior month.

December 2018—January 2019

The hiring of new executive management (a new CEO was hired in August 2018 and a new CFO was hired in November 2018) with extensive public company experience led to operational changes, such as personnel changes (including a reduction in force) and changes to office real estate, in the fourth quarter of fiscal 2019, especially in the months of December 2018 and January 2019. The operational changes executed by the new executive management team led to an increase in new customers, new bookings, revenue growth and expenditure reductions.

Specifically, in the months of December 2018 and January 2019, the Company signed a large number of new customer contracts, which led to Company performance significantly exceeding the Company’s internal forecasts for certain metrics during the fourth quarter of fiscal 2019. This was a significant event that encouraged the Company’s board of directors to proceed with an accelerated IPO timeline.

The new executive management team also initiated a comprehensive re-evaluation of the Company’s real estate strategy that eventually led to the cancellation of its San Mateo corporate headquarters lease agreement. This re-evaluation ultimately resulted in a net reduction of over $130 million in operating lease commitments.

In December 2018 and January 2019, the Company commenced a review of IPO readiness, including engaging a third-party consulting firm to evaluate and assist in preparing for the Company to be a public company, and also engaged a third-party consulting firm for IPO readiness and investor relations. Additionally, the Company began evaluating stock exchanges. At this time, the Company had not engaged, nor had any discussions with, investment bankers.

The Company issued no equity awards in December 2018 and January 2019.

Securities and Exchange Commission

June 6, 2019

February 2019

The Company’s board of directors met and authorized management to begin discussions with investment bankers regarding an initial public offering of its common stock. The Company met with several investment banking firms and selected the majority of its investment banking syndicate.

The Company completed its Series F preferred stock financing, issuing 4,666,666 shares at a price of $15.00 per share, which shares are expected to automatically convert into common stock in connection with the IPO. The Series F preferred stock was sold to new and existing investors.

The Company issued no equity awards in February 2019.

March 2019 – April 2019

The Company held its organizational meeting related to the IPO. In that meeting, a timeline related to an initial public offering was developed. A meeting of the Company’s board of directors was also held to discuss the process related to the IPO and its timeline.

In March and April, because of the significant progress the Company had made toward an IPO, the Company increased the likelihood of an IPO to a weighting of 85 percent and 90 percent, respectively.

The increased IPO probability of 85 and 90 percent was deemed appropriate because:

•  The Company had commenced IPO readiness procedures;

•  The Company met with several investment banking firms and selected the majority of its investment banking syndicate;

•  An organizational meeting was held; and

•  A registration statement was prepared and ultimately submitted to the SEC.

Additionally, the March 2019 and April 2019 fair value determinations by the Company’s board of directors considered the Series F preferred stock financing at a price of $15.00 per share.

Securities and Exchange Commission

June 6, 2019

The Company’s board of directors, with inputs from management and contemporaneous valuations provided by an independent third-party valuation firm, determined the fair value of the Company’s common stock to be $12.63 per share in March 2019 and $13.41 per share in April 2019.

Considering the secondary market transactions in October 2018 and the Series F preferred stock financing in February 2019, in combination with the activities such as:

•	operational changes initiated by new management resulting in positive fourth quarter of fiscal year 2019 results,

•	IPO readiness procedures,

•	selection of investment bankers,

•	the conduct of the organizational meeting, and

•	the preparation of the registration statement related to the IPO,

occurring between the fourth quarter of fiscal year 2019 and the first quarter of fiscal year 2020, the Company believes that the increase in the IPO weighting and the increase in the fair value of common stock from the fourth quarter of fiscal year 2019 to the first quarter of fiscal year 2020 are reasonable.

*****

Securities and Exchange Commission

June 6, 2019

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Leslie J. Stretch, Medallia, Inc.

Roxanne M. Oulman, Medallia, Inc.

Alan K. Grebene, Medallia, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Cooley LLP

Kristin E. VanderPas, Cooley LLP

Charles S. Kim, Cooley LLP